Exhibit 4.10

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Data Storage Corporation (the “Company,” “we,” “us,” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is the Company’s common stock, par value $0.001 per share (the “Common Stock”). The Common Stock is registered under Section 12(g) of the Exchange Act.

General

The following is a description of the material terms of the Company’s Common Stock. This is a summary only and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Articles of Incorporation (the “Articles of Incorporation”) and the Company’s Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to its Annual Report on Form 10-K of which this Exhibit is a part. The Company encourages you to read its Articles of Incorporation, its Bylaws and the applicable provisions of Nevada Revised Statutes (the “NRS”), for additional information.

Description of Common Stock

Authorized Shares of Common Stock

The authorized number of shares of Common Stock is 250,000,000 shares of Common Stock.

Voting Rights

The holders of Common Stock have the unlimited right to vote for the election of directors and on all other matters requiring stockholder action, each share being entitled to one vote.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of Common Stock are entitled to receive dividends, if any, as may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Company legally available for the payment of dividends.

Liquidation Rights

Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company the net assets of the Company available for distribution shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests.

Other Rights and Preferences

The holders of the Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of the Company’s preferred stock that is currently outstanding and that it may designate and issue in the future.

Fully Paid and Nonassessable

All of the outstanding shares of Common Stock are fully paid and non-assessable.

Description of Common Stock Purchase Warrants

The material provisions of the Warrants are set forth herein and a copy of the Warrant Agent Agreement has been filed as an exhibit to the Current Report on Form 8-K (the “Warrant Agent Agreement”), dated May 18, 2021. The Company and the Warrant Agent (as defined in the Warrant Agent Agreement”) may amend or supplement the Warrant Agent Agreement without the consent of any holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Warrant Agent Agreement as the parties thereto may deem necessary or desirable and that the parties determine, in good faith, shall not adversely affect the interest of the holders. All other amendments and supplements shall require the vote or written consent of holders of at least 50.1%. The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend on or recapitalization, reorganization, merger or consolidation.

Exercisability

The warrants are exercisable at any time after their original issuance and at any time up to the date that is five (5) years after their original issuance. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. Under the terms of the Warrant Agreement, if at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the common stock issuable upon exercise of the warrants, the holders of the warrants shall have the right to exercise the warrants solely via a cashless exercise feature provided for in the warrants, until such time as there is an effective registration statement and current prospectus. Notwithstanding the foregoing, on the expiration date of the warrants, they shall be automatically exercised via cashless exercise pursuant to the terms of the warrants.

Exercise Limitation

A holder may not exercise any portion of a warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% (or, upon election by a warrant holder prior to the issuance of such warrants, 9.99%) of the outstanding common stock immediately after such exercise, as such percentage ownership is determined in accordance with the terms of the warrant, except that upon at least 61 days’ prior notice from the holder to us, the holder may waive such limitation up to a percentage not in excess of 9.99%.

Exercise Price

The exercise price per whole share of common stock purchasable upon exercise of the warrants is $7.425 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common stock and also upon any distributions of assets, including cash, stock or other property to the Company’s stockholders.

Fractional Shares

No fractional shares of common stock will be issued upon exercise of the warrants. If, upon exercise of the warrant, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, and its election, either pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share. If multiple warrants are exercised by the holder at the same time, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Transferability

Subject to applicable laws, the warrants at the option of the holder upon surrender of the warrant to the Company or its designated agent, together with the appropriate instruments of transfer may be offered for sale, sold, transferred or assigned without the Company’s consent.

Amendment and Waiver

Subject to any non-conflicting terms of the warrant agency agreement and the exercise adjustment provisions of the warrants, the warrants may be modified or amended or the provisions thereof waived (i) with respect to an amendment or modification, upon obtaining the written consent of the Company and the holders of at least 50.1% of the shares common stock issuable upon the exercise of the then-outstanding warrants issued pursuant to the warrant agency agreement and (ii) in the case of a waiver, by the party against whom enforcement of any such waived provision is sought; provided, that, in each case, if any amendment, modification or waiver disproportionately, materially and adversely impacts a warrant holder (or group of holders), the written consent of such disproportionately impacted holder (or group of holders) shall also be required, and provided further that such modification, amendment or waiver applies to all of the then-outstanding warrants.

Exchange Listing

The warrants are listed on Nasdaq under the symbol “DTSTW”.

Fundamental Transactions

In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of the Company’s common stock, the sale, transfer or other disposition of all or substantially all of its properties or assets, its consolidation or merger with or into another person, the acquisition of more than 50% of the Company’s outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by the Company’s outstanding common stock, the holders of the warrants will be entitled to receive the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder

The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Governing Law

The warrants and the warrant agency agreement are governed by New York law.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is VStock Transfer, LLC. Its address is: 18 Lafayette Place, Woodmere, New York 11598 and its telephone number is (212) 828-8436.

Nasdaq Listing

The Common Stock is traded on Nasdaq under the symbol “DTST.”

Anti-Takeover Effects of Certain Provisions of the Company’s Articles of Incorporation and Bylaws

The Company’s Articles of Incorporation and Bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing its board of directors and management. According to the Articles of Incorporation and Bylaws, the holders of the Common Stock do not have cumulative voting rights in the election of its directors. The lack of cumulative voting makes it more difficult for other stockholders to replace the Company’s board of directors or for a third party to obtain control of the Company by replacing its board of directors.

Authorized but Unissued Shares

The Company’s authorized but unissued shares of Common Stock will be available for future issuance without stockholder approval. The Company may use additional shares of Common Stock for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

●	the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

●	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of Common Stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price.